March 20, 2020
Via E-mail

Igor Kirman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

       Re:     TEGNA Inc.
               PREC14A Preliminary Proxy Statement on Schedule 14A Filed March 12, 2020
               File No. 001-06961

Dear Mr. Kirman:

       We have reviewed your filing and have the following comments.

Questions and Answers about the Proxy Materials and Annual meeting Who may vote at the Annual Meeting?, page vii

1. Given the contested nature of the solicitation, revise to remove the uncertainty in the following statement: "...we currently expect that your broker may not vote on any item considered at the Annual Meeting without your instruction" (emphasis added).

Background of the Solicitation, page xii

2. We note your assertions of Mr. Kim's "record of poor shareholder returns and negative outcomes at companies where he and other representatives of Standard General held board seats." It appears that representatives of Standard General may have become involved with such companies as part of a deliberate investment strategy in distressed companies.
   Accordingly, to the extent you are asserting that Standard General or its nominees caused the negative outcomes you reference, provide the underlying factual support for these statements.
   Alternatively, revise to remove the implication that Standard General and its representatives were solely responsible for any such negative outcomes.

3. We note your disclosure in the last paragraph on page xiv regarding the Company's request for additional information from Standard General. Given the Company's determinations to reject Standard General's nominees prior to the date of this request, please expand your disclosure here to explain the reasons for the timing of this request.
 Igor Kirman, Esq.
Wachtell, Lipton, Rosen & Katz
March 20, 2020
Page 2

Proposal 1, Election of Directors, page 1

4. We note your disclosure of the Board's belief that each of the nominees will be available and able to serve as a director. Please confirm, and disclose, if true, that each nominee has consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-
   4(d)(1).

Executive Compensation
Performance Highlights, page 21

5. With a view toward additional disclosure in your revised preliminary proxy statement, please provide us with supplemental support for the assertions that the transactions completed in
   2019 are "expected to provide annualized revenues of approximately $500 million, Adjusted
   EBITDA of approximately $200 million and approximately $100 million of additional free cash flow over 2020 and 2021."

Form of Proxy

6. Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised on any "such other business."

                                              *   *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to me at (202) 551-7951. You may also contact Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions